Reynolds Blue Chip
Growth Fund	Reynolds Blue Chip Fund

Reynolds Opportunity Fund

The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in “blue chip” growth companies. In the long-term these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.

Reynolds Fund

Performance Discussion & Analysis

For our latest market comments, please see the latest Annual Report

Portfolio Manager Frederick L. Reynolds Investment Objective Seeking Long-term Capital Appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	RBCGX	Initial:	$1000
Inception Date:	8/12/88	Subsequent:	$100
Net Assets in Millions:	$21.4	Initial IRA:	$1000
(as of 12/31/08)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return		Cumulative Total Return
(as of 12/31/08)		(as of 12/31/08)
	Return		Return
1 Year	(5.09)%	1 Year	(5.09)%
3 Year	+1.38%	3 Year	+4.19%
5 Year	(0.14)%	5 Year	(0.72)%
10 Year	(4.17)%	10 Year	(34.69)%
Life of Fund	+6.39%	Life of Fund	+253.63%

				Calendar Year End Data
Year	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Total Return	-5.09%	+8.29%	+1.37%	(3.33)%	(1.43)%	+41.8%	(36.6)%	(29.0)%	(31.8)%	+50.9%
Capital Gains	0	0	0	0	0	0	0	0	0	0.0052
Dividends	0	0.2104	0	0	0	0	0	0	0	0
Total Assets ($millions)	$21.4	$25.5	$34.4	$49.3	$90.1	$125.0	$88.7	$196.1	$397.7	$589.7
Value $10,000	$35,363	$37,258	$34,405	$33,940	$35,109	$35,619	$25,115	$39,589	$55,742	$81,754
invested on 8/12/88

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio[1] (after reimbursement): 2.00%
Expense Ratio[1] (before reimbursement): 2.67%
(as of 09/30/08)

Asset Allocation
Date	12/31/08	09/30/08	06/30/08	03/31/08	12/31/07
Equities	0.00%	0.57%	0.76%	0.62%	10.92%
Preferred Stock	0.00%	0.00%	0.00%	0.00%	0.00%
Cash	100.00%	99.43%	99.24%	99.38%	89.08%

Turnover Rate: 364.0%
(as of 09/30/08)

Top Ten Holdings		Top Ten Industry Weightings
(as of 12/31/08)		(as of 12/31/08)
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1The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. The above expense ratios are presented before and after this expense reimbursement agreement. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

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